INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Turbodyne Technologies Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-64133) on Form S-8 of Turbodyne Technologies Inc. of our report dated March 15, 1999, except for the last paragraph of note 4, which is as of April 15, 1999, note 12, which is as of April 1, 1999, and note 13, which is as of April 15, 1999 relating to the consolidated balance sheets of Turbodyne Technologies Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998, which report appears in the December 31, 1998 annual report on Form 10-K of Turbodyne Technologies Inc.



KPMG LLP


/S/ KMPG LLP
Los Angeles, California
April 15, 1999